April 8, 2019

Rustin Welton
Chief Financial Officer
Kontoor Brands, Inc.
400 N. Elm Street
Greensboro, North Carolina

       Re: Kontoor Brands, Inc.
           Registration Statement on Form 10
           Filed April 1, 2019
           File No. 001-38854

Dear Mr. Welton:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10

General

1. Refer to prior comment 1. Please revise your disclosure to state clearly whether you intend for the exclusive forum provision to apply to actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rustin Welton
Kontoor Brands, Inc.
April 8, 2019
Page 2

        You may contact Angela Lumley at 202-551-3398 or Rufus Decker, Accounting Branch
Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special
Counsel, at 202-551-3357 with any other questions.



                                                         Sincerely,

FirstName LastNameRustin Welton                          Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameKontoor Brands, Inc.
                                                         Mining
April 8, 2019 Page 2
cc:       Deanna Kirkpatrick, Esq.
FirstName LastName